Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Kronos Bio, Inc.
(Name of Subject Company – Issuer)

Concentra Merger Sub IV, Inc.
(Names of Filing Persons — Offeror)

Concentra Biosciences, LLC
(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$44,440,158.37	0.00015310	$6,803.79
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$44,440,158.37
Total Fees Due for Filing			$6,803.79
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$6,803.79

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was estimated by multiplying: (i) the sum of: (A) 60,969,214 shares of common stock, par value $0.001 per share (the “Shares”) of Kronos Bio, Inc. (“Kronos”), issued and outstanding; and (B) 463,131 Shares subject to outstanding restricted stock units, which are both based on information provided by Kronos as of April 25, 2025; and (ii) $0.7234, the average of the high and low sales prices per Share on May 9, 2025, as reported by the Nasdaq Stock Market LLC (which, for the purposes of calculating the filing fee only, shall be deemed to be the Reference Price).

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2025 beginning on October 1, 2024, issued on August 20, 2024, by multiplying the transaction valuation by 0.00015310.